PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 7. Financial Statements

Explanatory Note

This Special Financial Report on Form 1-K is filed herewith pursuant to Rule 257(b)(2)(i)(A) of Regulation A under the Securities Act of 1933, as amended, relating to the Registrant’s Offering Statement on Form 1-A, File No. 024-10745, which was initially qualified by the United States Securities and Exchange Commission on November 22, 2017.

II-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Royalty Flow Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Royalty Flow Inc. (the “Company”) as of September 30, 2017, the related statement of operations, comprehensive income, stockholders’ deficit and cash flows for the period from May 22, 2017 (inception) through September 30, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2017, and the results of its operations and its cash flows for the period from May 22, 2017 (inception) through September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Moss Adams LLP

Denver, Colorado

March 22, 2018

We have served as the Company’s auditor since 2017.

II-2

Item 1. Financial Statements

Royalty Flow Inc.

Balance Sheet

(In thousands, except share and per share data)

As of September 30, 2017

ASSETS
Current Assets:
Deferred offering costs	$227

TOTAL ASSETS	$227

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$148
Accrued liabilities	6
Due to Royalty Exchange, Inc.	73
Total current liabilities	227

Total liabilities	227

Commitments and contingencies

Stockholders' equity (deficit):
Class A common stock, par value of $0.001 per share; 100 shares authorized as of September 30, 2017; no shares issued or outstanding as of September 30, 2017	—
Class B common stock, par value of $0.001 per share; 100 shares authorized as of September 30, 2017; 100 shares issued and outstanding as of September 30, 2017	—
Additional paid-in capital	—
Accumulated equity (deficit)	—
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$227

The accompanying notes are an integral part of these Financial Statements.

II-3

Royalty Flow Inc.

Statement of Operations

(In thousands, except share and per share data)

Period from Inception (May 22, 2017) to September 30, 2017
Revenue	$—
Cost of revenue	—
Gross profit	—

Operating expenses:
—
Total operating expenses	—
Income (loss) from operations	—
Income (loss) before provision for income taxes	—
Provision for income taxes	—
Net income (loss)	$—

Net income (loss) per share, basic and diluted	$—

Weighted average shares used to compute net income (loss) per share, basic and diluted	100

The accompanying notes are an integral part of these Financial Statements.

II-4

Royalty Flow Inc.

Statement of Comprehensive Income (Loss)

(In thousands)

2017
Net income (loss)	$—
Other comprehensive income (loss)	—
Comprehensive income (loss)	$—

The accompanying notes are an integral part of these Financial Statements.

II-5

Royalty Flow Inc.

Statement of Stockholders’ Equity (Deficit)

(In thousands, except share data)

Accumulated
				Other		Total
	Class B		Additional	Comprehensive	Accumulated	Stockholders’
	Common Stock		Paid-in	Income	Equity	Equity
	Shares	Amount	Capital	(Loss)	(Deficit)	(Deficit)
Balance—Inception (May 22, 2017)	100	$—	$—	$—	$—	$—
Offering costs	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—
Balance—September 30, 2017	100	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these Financial Statements.

II-6

Royalty Flow Inc.

Statements of Cash Flows

(In thousands)

From Inception (May 22, 2017) to September 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$—
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:

Changes in operating assets and liabilities:
Deferred offering costs	(227)
Accounts payable and accrued liabilities	154
Due to Royalty Exchange, Inc.	73
Net cash provided by operating activities	—
CASH FLOWS FROM INVESTING ACTIVITIES:
—
Net cash used in investing activities	—
CASH FLOWS FROM FINANCING ACTIVITIES:
—
Net cash used in financing activities	—
NET CHANGE IN CASH	—
CASH — BEGINNING OF PERIOD	—
CASH — END OF PERIOD	$—
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—
Cash paid for taxes	$—

The accompanying notes are an integral part of these Financial Statements.

II-7

Royalty Flow Inc.

Notes to Financial Statements

Note 1. Description of Business

Description of Business

Royalty Flow Inc. (the “Company,” “we,” “us” or “our”) was incorporated in Delaware in May 2017. The Company has not commenced operations, and intends to be engaged in the business of acquiring, holding and managing royalty interests derived from intellectual property created in the media industry. Royalty interests are passive (non-operating) interests in media catalogs (collections of work) that provide the right to revenue produced from the catalog.

The Company has commenced an initial public offering under Regulation A+ of the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”) to raise capital to acquire its initial royalty interest.

We are controlled by, and will continue to be controlled following the initial public offering by, Royalty Exchange, Inc. (“Royalty Exchange”). Because Royalty Exchange controls a majority of our voting power, it has the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as to elect our directors, to change our management and to approve any other changes to our operations. To date, all costs of the initial public offering have been financed by cash contributions from Royalty Exchange. We are dependent on the continued support of Royalty Exchange; at this time Royalty Exchange intends to continue to fund operations for at least the next 12 months. Royalty Exchange has no obligation to continue to finance our operations.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, the Company qualifies as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations;

•	an exemption from the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an extended transition period for complying with new or revised accounting standards;

•	reduced disclosure about the company’s executive compensation arrangements; and

•	no non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until the end of the fiscal year in which the fifth anniversary of this offering occurs, or such earlier time when we no longer qualify as an emerging growth company. We would cease to be an emerging growth company on the earlier of (1) the last day of the fiscal year (a) in which we have more than $1,070,000,000 in annual revenue or (b) in which we have more than $700,000,000 in market value of our capital stock held by non-affiliates, or (2) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have irrevocably taken advantage of other reduced reporting requirements in this Form 1-K, and we may choose to do so in future filings. To the extent we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold equity interests.

II-8

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Financial Statements include the accounts of Royalty Flow Inc. We have elected the extended transition period for complying with new or revised accounting standards applicable to emerging growth companies as defined by the JOBS Act.

Deferred Offering Costs

The Company has incurred costs related to its initial public offering. Our controlling stockholder, Royalty Exchange, Inc., will continue to finance these costs until the initial public offering is closed.

Note 3. Common Stock

Class A Common Stock

Each share of the Company’s Class A common stock has one vote per share. As of September 30, 2017, no shares were issued or outstanding.

Class B Common Stock

Each share of the Company’s Class B common stock, all of which are owned by Royalty Exchange, has ten votes per share. As of September 30, 2017, 100 shares were issued and outstanding.

Note 4. Related Party Transactions

We are controlled by, and will continue to be controlled following the initial public offering by, Royalty Exchange, Inc. (“Royalty Exchange”). Because Royalty Exchange controls a majority of our voting power, it has the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as to elect our directors, to change our management and to approve any other changes to our operations. To date, all costs of the initial public offering have been financed by cash contributions from Royalty Exchange. We are dependent on the continued support of Royalty Exchange; at this time Royalty Exchange intends to continue to fund operations for at least the next 12 months. Royalty Exchange has no obligation to continue to finance our operations. See additional information in Note 5. Subsequent Events.

Note 5. Subsequent Events

Commencement of the Initial Public Offering

The Company has commenced an initial public offering under Regulation A+ of the JOBS Act (the “Offering”) to raise capital to acquire its initial royalty interest. Our registration under Form 1-A was qualified on November 22, 2017 and again on March 8, 2018 upon filing a post-effective amendment. We are offering for sale a minimum of 1,466,667 shares of our common stock and a maximum of 6,666,666 shares of our common stock. The Offering price is $7.50 per share. The Offering is being conducted on a best-efforts, “minimum/maximum” basis. Until we sell at least $11,000,000 of shares, no investor funds will be available to the Company.

II-9

Purchase of Royalty Interest from Royalty Exchange

Eminem Catalog

On April 27, 2017, Royalty Exchange, our controlling stockholder, and F.B.T. Productions LLC (“FBT”) and Em2M LLC (“Em2M” and, together with FBT, the “Counterparties”), entered into an Option Agreement (the “Option Agreement”) granting Royalty Exchange or its assigns the right to purchase either a 15 percent (the “15% Option”) or 25 percent (the “25% Option”) passive interest in the Eminem Catalog (collectively, the “Option”). In connection with the execution of the Option Agreement, Royalty Exchange made a payment of $50,000 to FBT and Em2M (the “Holding Fee”). On November 13, 2017, Royalty Exchange entered into an Amended and Restated Option Agreement (the “A&R Option Agreement”) and subsequently exercised the 25% Option thereunder and entered into the Purchase Agreement (as defined below). Royalty Exchange paid the 25% Option Price Initial Payment (as defined below) and closed its acquisition of the Acquired Interests on November 16, 2017.

At the time Royalty Exchange exercised the Option, Royalty Exchange was required to indicate whether Royalty Exchange was exercising (i) the 15% Option for a total purchase price of $9,750,000 or (ii) the 25% Option for a total purchase price of $18,750,000. In either case the purchase price will be reduced by the amount of the Holding Fee. The A&R Option Agreement amends the payment terms of the 25% Option as follows: (i) an initial payment of $11,750,000, less the Holding Fee, due upon the closing of the transactions contemplated by the A&R Option Agreement (the “25% Option Price Initial Payment”), (ii) the remaining $7,000,000 (the “25% Option Price Remaining Payment”) is due upon the earlier of (1) the closing of a public offering with proceeds in excess of $25,000,000 or (2) April 27, 2018. The A&R Option Agreement further provides that in the event that Royalty Exchange closes on a public offering with proceeds that are less than $25,000,000 prior to April 27, 2018, 25% of all such proceeds shall be promptly paid to the Counterparties in partial satisfaction of the 25% Option Price Remaining Payment. In the event that Royalty Exchange makes such partial payments to the Counterparties, our interest in the passive royalty income of the Acquired Interests will be proportionate to the total purchase price paid to the Counterparties relative to the total purchase price of the 25% Option.

Royalty Exchange is currently entitled to an approximately 15.67% interest in the Acquired Interests, representing the pro-rata amount of the 25% Option Price which has been paid (i.e., $11,750,000 of $18,750,000). As the 25% Option Price Remaining Payment is paid, the percentage interest in the Acquired Interests will increase pro rata with such payment, until the 25% Option Price Remaining Payment is paid in full and the 25% interest in the Acquired Interests is acquired. Upon the closing of an offering raising the minimum offering amount, Royalty Exchange will contribute its interest in the Acquired Interests to us (as described in more detail below), and we will be required to pay 25% of the proceeds to the Counterparties pursuant to the assumed Purchase Agreement. Upon such payment, we will be entitled to an additional approximately 3.67% interest in the Acquired Interests, bringing our total interest in the Acquired Interests to approximately 19.33%. If we close an offering raising the minimum offering amount, we plan to raise further debt or equity capital in a separate offering to pay the remainder of the 25% Option Price Remaining Payment before April 27, 2018.

The A&R Option Agreement provides that we may raise capital from sources other than a public offering in order to fund the purchase price for the Option before the expiration date. In the event we do raise capital other than in a public offering to fund the purchase price, the A&R Option Agreement provides that we must conduct an initial public offering prior to April 27, 2018. If we do not pay the 25% Option Price Remaining Payment when due, the counterparties will have legal remedies again us, including suing for rescission.

If we fail to conduct an initial public offering by April 27, 2018, we would be required to pay $100,000 to the Counterparties, and the Counterparties would have the option, for the six months following April 27, 2018, to repurchase the Acquired Interests at the purchase price less the Holding Fee. We will extend the offering beyond April 27, 2018 only with the consent of the Counterparties under the A&R Option Agreement. As set forth in the A&R Option Agreement, the requirement to conduct an initial public offering will be satisfied by the (i) sale of the minimum number of shares at the consummation of the Offering and (ii) commencement of public trading of the shares on either the OTC markets or an exchange or alternative trading system reasonably acceptable to the Counterparties and, if applicable, the Company having associated with a FINRA-approved market maker, and such market maker has been approved to initiate quotations for a security (the “Public Trading”). We intend to seek such waiver if the Offering will not be successfully completed, including the Public Trading, by April 27, 2018.

II-10

Royalty Exchange’s Purchase Agreement

On November 15, 2017, as required by the A&R Option Agreement, Royalty Exchange entered into a Purchase Agreement with the Counterparties (the “Purchase Agreement”). Royalty Exchange paid the 25% Option Price Initial Payment (as defined below) and closed its acquisition of the Acquired Interests on November 16, 2017.

The Purchase Agreement provides for the purchase from the Counterparties of the Acquired Interests in exchange for the payment of $18,750,000, including, an initial payment of the 25% Option Price Initial Payment and subsequent payment(s) of 25% Option Price Remaining Payment. The Purchase Agreement provides that the purchaser thereunder will have an indirect right, secondary to and contingent on the Counterparties’ right to receive, and receipt of, income on the Acquired Interests. The Counterparties will each grant to the purchaser thereunder a security interest in the Acquired Interests and also agree to use commercially reasonable efforts to cause any payments otherwise owed to the purchaser thereunder to be paid directly to Royalty Exchange, or its successors and assigns, by the counterparties to the Counterparties royalty-generating agreements.

Royalty Exchange will initially be entitled to a 15.67% interest in the Acquired Interests until additional payments are made to satisfy the 25% Option Price Remaining Payment, at which point Royalty Exchange will be entitled to a 25% interest in the Acquired Interests. Upon the closing of an offering raising the minimum offering amount, Royalty Exchange will contribute its interest in the Acquired Interests to us, and we will be required to pay 25% of the proceeds to the Counterparties pursuant to the assumed Purchase Agreement. Upon such payment, we will be entitled to an additional approximately 3.67% interest in the Acquired Interests, bringing our total interest in the Acquired Interests to approximately 19.33%. If we close an offering raising the minimum offering amount, we plan to raise further debt or equity capital in a separate offering to pay the remainder of the 25% Option Price Remaining Payment. The Purchase Agreement contains other standard representations and warranties of the parties and covenants related to their respective obligations. In the event the Company does not pay the 25% Option Price Remaining Payment or otherwise materially breaches the terms of the Purchase Agreement, the Counterparties have the ability to recapture all or a portion of the Acquired Interests that the Company has previously made payments for by suing for rescission.

From the date of the Purchase Agreement, FBT and Em2M have agreed to certain covenants related to the Acquired Interests, including notice and information covenants and a prohibition on actions that may materially affect our rights under the Purchase Agreement or the Acquired Interests.

Purchase from Royalty Exchange

On November 15, 2017, we entered into a Purchase, Contribution and Assumption Agreement with Royalty Exchange and on January 22, 2018 we entered in an amendment to the Purchase, Contribution and Assumption Agreement with Royalty Exchange (as amended, the “RE Purchase Agreement”). Pursuant to the RE Purchase Agreement, following the closing of the offering, we will purchase the Acquired Interests from Royalty Exchange and assume its obligations under the Purchase Agreement in exchange for our issuance to Royalty Exchange of a Promissory Note (the “Promissory Note”) in an amount equal to $11,700,000 plus nine percent (9%) interest accruing from November 16, 2017 (the “RE Interest Payment”) on such amounts, plus certain capitalized expenses related to the Option Agreement and Purchase Agreement entered into by Royalty Exchange. The Promissory Note is assignable by Royalty Exchange in whole or in part. Following the issuance of the Promissory Note, approximately $1,000,000 will automatically convert into shares of Class A common stock at the time of the closing of an offering into approximately 133,333 restricted shares of Class A common stock, reflecting conversion at the offering price. As required in the A&R Option Agreement and the Purchase Agreement, if the offering proceeds are equal to or exceed $25,000,000, we will pay the Counterparties the 25% Option Price Remaining Payment. If the offering proceeds are less than $25,000,000, no less than twenty-five percent (25%) of the offering proceeds will be paid directly to the Counterparties pursuant to our obligations under the Purchase Agreement and in partial satisfaction of the 25% Option Price Remaining Payment, and we will be required to repay the additional 25% Option Price Remaining Payment to the Counterparties following our purchase of Royalty Exchange’s interest in the Purchase Agreement. Royalty Exchange is currently entitled to an approximately 15.67% interest in the Acquired Interests, representing the pro-rata amount of the 25% Option Price which has been paid (i.e., $11,750,000 of $18,750,000). Upon the closing of an offering raising the minimum offering amount, Royalty Exchange will contribute its interest in the Acquired Interests to us, and we will be required to pay 25% of the proceeds to the Counterparties pursuant to the assumed Purchase Agreement. Upon such payment, we will be entitled to an additional approximately 3.67% interest in the Acquired Interests, bringing our total interest in the Acquired Interests to approximately 19.33%. If we close an offering raising the minimum offering amount, we plan to raise further debt or equity capital in a separate offering to pay the remainder of the 25% Option Price Remaining Payment. In the event the Company does not pay the 25% Option Price Remaining Payment or otherwise materially breaches the terms of the Purchase Agreement, the Counterparties have the ability to recapture all or a portion of the Acquired Interests that the Company has previously made payments for by suing for rescission. The Promissory Note issued to Royalty Exchange will be due 180 days following issuance and bears simple interest at the rate of nine percent (9%) annually and may be repaid at any time without penalty.

II-11

Item 8. Exhibits

EXHIBIT INDEX

Exhibit No.	Description
2.1

Certificate of Incorporation of Royalty Flow Inc. (incorporated by referenced to Exhibit 2.1 to the Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed by the Company on October 11, 2017 (File No. 024-10745)).

2.2

Bylaws of Royalty Flow Inc. (incorporated by referenced to Exhibit 2.2 to the Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed by the Company on October 11, 2017 (File No. 024-10745)).

2.3

Form of Amended and Restated Certificate of Incorporation of Royalty Flow Inc. (to be effective upon the closing of this offering) (incorporated by referenced to Exhibit 2.3 to the Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed by the Company on January 23, 2018 (File No. 024-10745)).

2.4

Form of Amended and Restated Bylaws of Royalty Flow Inc. (to be effective upon the closing of this offering) (incorporated by referenced to Exhibit 2.4 to the Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed by the Company on October 11, 2017 (File No. 024-10745)).

3.1

Form of Stock Certificate for Class A Common Stock (incorporated by referenced to Exhibit 3.1 to the Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed by the Company on October 11, 2017 (File No. 024-10745)).

3.2

Form of Stock Certificate for Class B Common Stock (incorporated by referenced to Exhibit 3.2 to the Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed by the Company on October 11, 2017 (File No. 024-10745)).

3.3

Form of Selling Agent’s Warrants (incorporated by referenced to Exhibit 3.3 to the Post-Qualification Amendment No. 3 to the Company’s Offering Statement on Form 1-A filed by the Company on February 23, 2018 (File No. 024-10745)).

4.1

Form of Subscription Agreement (incorporated by referenced to Exhibit 4.1 to the Post-Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A filed by the Company on March 2, 2018 (File No. 024-10745)).

6.1

Amended and Restated Option Agreement, dated November 13, 2017, by and between Royalty Exchange, Inc., F.B.T. Productions LLC and Em2M LLC (incorporated by referenced to Exhibit 6.1 to our Form 1-A filed by the Company on September 25, 2017 (File No. 024-10745)).

6.2

Form of Shared Services Agreement by and between Royalty Exchange, Inc. and Royalty Flow Inc. (incorporated by referenced to Exhibit 6.2 to the Post-Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A filed by the Company on March 2, 2018 (File No. 024-10745)).

6.3

Form of Royalty Flow Inc. 2018 Omnibus Incentive Plan (incorporated by referenced to Exhibit 6.3 to the Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed by the Company on January 23, 2018 (File No. 024-10745)).

6.4

Form of Restricted Stock Agreement for 2018 Omnibus Incentive Plan (incorporated by referenced to Exhibit 6.4 to the Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed by the Company on January 23, 2018 (File No. 024-10745)).

6.5

Form of Restricted Stock Unit Agreement for 2018 Omnibus Incentive Plan (incorporated by referenced to Exhibit 6.5 to the Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed by the Company on January 23, 2018 (File No. 024-10745)).

6.6	Form of Indemnification Agreement for Non-Employee Directors. (incorporated by reference to Exhibit 6.4 to our Form 1-A filed on September 25, 2017 (File No. 024-10745))
6.7

Amended and Restated Option Agreement, dated November 13, 2017, by and between Royalty Exchange, Inc., F.B.T. Productions LLC and Em2M LLC (incorporated by referenced to Exhibit 6.7 to the Amendment No. 6 to the Company’s Offering Statement on Form 1-A filed by the Company on November 16, 2017 (File No. 024-10745)).

6.8

Purchase Agreement, dated November 15, 2017, by and between Royalty Exchange, Inc., F.B.T. Productions LLC and Em2M LLC (incorporated by referenced to Exhibit 6.8 to the Amendment No. 6 to the Company’s Offering Statement on Form 1-A filed by the Company on November 16, 2017 (File No. 024-10745)).

6.9

Purchase, Contribution and Assumption Agreement, dated November 15, 2017, by and between Royalty Exchange, Inc. and Royalty Flow Inc. (incorporated by referenced to Exhibit 6.9 to the Amendment No. 6 to the Company’s Offering Statement on Form 1-A filed by the Company on November 16, 2017 (File No. 024-10745)).

6.10

Amendment No. 1, dated January 22, 2018, to Purchase, Contribution and Assumption Agreement, dated November 15, 2017, by and between Royalty Exchange, Inc. and Royalty Flow Inc (incorporated by referenced to Exhibit 6.10 to the Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed by the Company on January 23, 2018 (File No. 024-10745)).

8.1

Form of Escrow Services and Custody Agreement with Folio Investments, Inc. (incorporated by referenced to Exhibit 8.1 to the Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed by the Company on October 18, 2017 (File No. 024-10745)).

8.2

Form of Escrow Services Agreement, by and among Prime Trust, LLC, Royalty Flow Inc. and Maxim Group LLC (incorporated by referenced to Exhibit 8.3 to the Post-Qualification Amendment No. 3 to the Company’s Offering Statement on Form 1-A filed by the Company on February 23, 2018 (File No. 024-10745)).

______

* Filed herewith

II-12

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royalty Flow Inc.

Date: March 22, 2018	By:	/s/ Benjamin Piggott
	Name:	Benjamin Piggott
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin Piggott	Chief Executive Officer	March 22, 2018
Benjamin Piggott	(Principal Executive Officer)

/s/ Jeff Schneider	Chief Financial Officer	March 22, 2018
Jeff Schneider	(Principal Financial and Accounting Officer)

/s/ Matthew Smith	Executive Chairman	March 22, 2018
Matthew Smith

/s/ Gary Young	Director	March 22, 2018
Gary Young

II-13